LJ INTERNATIONAL INC.
UNIT #12, 12/F, BLOCK A
FOCAL INDUSTRIAL CENTRE
21 MAN LOK STREET
HUNG HOM, KOWLOON, HONG KONG

June 27, 2005

By Facsimile
and By Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Fieldsend, Esq.
Mail Stop 0308

Re:	LJ International Inc. (the “Company”)
Registration Statement on Form F-3
File No. 333-124326
Request for Acceleration

Dear Mr. Fieldsend:

On behalf of the above-captioned Registrant and as its Chief Financial Officer, this letter will serve to respectfully request acceleration of the effective date of the Registration Statement on Form F-3, File No. 333-124326, to Thursday, June 30, 2005 at 11:00 a.m., Eastern Time, or as soon as practicable thereafter.

Furthermore, this letter hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 27, 2005

Should you have any questions or comments or need any additional information, please contact me at my office or contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.

Thank you for your assistance and cooperation in this filing.

Very truly yours,
/s/ RINGO NG

Ringo Ng Chief Financial Officer

cc: Andrew N. Bernstein, P.C.